Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sovran Self Storage, Inc. for the registration of common stock, preferred stock, warrants, debt securities and units, and to the incorporation by reference therein of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedule of Sovran Self Storage, Inc., and the effectiveness of internal control over financial reporting of Sovran Self Storage, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Buffalo, New York
June 2, 2011